FILE NO. 70-9755

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 POST-EFFECTIVE AMENDMENT NO. 4
                        (AMENDMENT NO. 7)

                           TO FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Northeast Utilities                       Holyoke Water Power Company
Western Massachusetts Electric Company    One Canal Street
174 Brush Hill Avenue                     Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company   Public Service Company
NU Enterprises, Inc.                        of New Hampshire
Northeast Generation Service Company      North Atlantic Energy
E.S. Boulos Company                        Corporation
Woods Network Services, Inc.              Energy Park
Woods Electrical Co., Inc.                780 North Commercial Street
Northeast Generation Company              Manchester, NH 03101

Select Energy, Inc.                       Select Energy Services, Inc.
Select Energy New York, Inc.              24 Prime Parkway
Mode 1 Communications, Inc.               Natick, MA 01760
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

Yankee Energy System, Inc.                The Rocky River Realty Company
Yankee Gas Services Company               The Quinnehtuk Company
Yankee Energy Financial Services Company  Northeast Nuclear Energy
NorConn Properties, Inc.                    Company
Yankee Energy Services Company            107 Selden Street
107 Selden Street                         Berlin, CT  06037
Berlin, Connecticut  06037

    Name of companies filing this statement and addresses of principal executive offices)


                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                     Hartford, CT 06141-0270
             (Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to

          Jeffrey C. Miller                David R. McHale
          Assistant General Counsel        Vice President and Treasurer
          Northeast Utilities              Northeast Utilities
          Service Company                  Service Company
          P.O. Box 270                     P.O. Box 270
          Hartford, CT 06141-0270          Hartford, CT 06141-0270

The Application/Declaration in this file, as heretofore amended, is further amended and restated as follow:

A. Paragraphs 8 through 10 are restated in their entirety as follows:



"8. NU and the Utility Borrowers commit that, apart from the securities issued for the purpose of funding money pool operations, no securities may be issued in reliance upon this Order during the Authorization Period, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities that are rated are rated investment grade; and (iii) all outstanding securities of NU that are rated, are rated investment grade. For purposes of this condition, a security will be considered investment grade if it is so rated by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. NU and the Utility
Borrowers request that the Commission reserve jurisdiction over the issuance by NU of any securities that do not meet these conditions. Except in the case of CL&P and PSNH, NU and the Utility Borrowers commit that at all times during the Authorization Period, each will maintain common equity of at least 30% of its consolidated capitalization
(common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date therein. In the case of CL&P and PSNH, in Holding
Co. Act Release No. 35-27147 (March 7, 2000), the Commission noted that both companies, along with others at that time, would be below the of 30% ratio when their respective Rate Reduction Bonds were included in the calculation of capitalization. The Commission found that because of the exceptional circumstance of the state's restructuring legislation, as follows, the effect of being below the 30% test as a result of the Rate Reduction Bonds was mitigated: (1) that CL&P, PSNH and WMECO have investment grade ratings of BBB-or better; (2) that CL&P, PSNH and WMECO's financial integrity would not be impaired by the proposed transaction; (3) that CL&P, PSNH and WMECO have and will continue to have, adequate cash and access to working capital facilities to meet and support their normal business operations; and (4) that the proposed transaction would be in the public's interest because both investors and consumers will benefit. CL&P and PSNH represent that such factors continue to be present and will continue through the Authorization Period.


9. Subject to the applicable Short-term Debt Limits, NU and the Utility Borrowers intend to renew and extend outstanding short-term debt as it matures, to refund such short-term debt with other similar short-term debt, to repay such short-term debt or to increase the amount of their short-term debt from time to time.

10.  Current Financial Condition

     (a)       NU

        For the twelve (12) months ended March 31, 2003, NU's consolidated gross revenues and net income were approximately $5.2 billion and $193 million, respectively. As of March 31, 2003, NU's consolidated capitalization consisted of 33.4% common equity, 1.7% preferred stock, 27.8% of Rate Reduction Bonds, and 37.1% debt. When the Rate Reduction Bonds are excluded, NU's consolidated capitalization consisted of 46.2% common equity, 2.4% preferred stock and 51.3% debt.

NU Credit Ratings (Senior Unsecured Debt)

     Moody's                S&P

     Baa1                   BBB

       (b)     The Utility Borrowers


The Connecticut Light and Power Company ("CL&P")

     As of March 31, 2003, CL&P's consolidated capitalization consisted of 24.8% common equity, 4.0% preferred stock, 42.3% of Rate Reduction Bonds, and 28.9% of long-term and short-term debt.
<FN1>  When the Rate Reduction Bonds are excluded, CL&P's
consolidated capitalization consisted of 42.9% common equity, 7.0% preferred stock and 50.5% debt. The credit rating for senior debt of CL&P is BBB+ by Standard and Poor's and A3 by Moody's.

Western Massachusetts Electric Company ("WMECO")

     As of March 31, 2003, WMECO's consolidated capitalization consisted of 33.2% common equity, 29.1% of Rate Reduction Bonds, and 37.7% of long-term and short-term debt. When the Rate Reduction Bonds are excluded, WMECO's consolidated capitalization consisted of 46.9% common equity and 53.1% debt. The credit rating for senior unsecured debt of WMECO is BBB+ by Standard and Poor's and A3 by Moody's.

Public Service Company of New Hampshire ("PSNH")

     As of March 31, 2003, PSNH's consolidated capitalization consisted of 26.8% common equity, 40.4% of Rate Reduction Bonds issued pursuant to state law, and 32.8% of long-term and short-term debt. <FN2> When the Rate Reduction Bonds are excluded, PSNH's consolidated capitalization consisted of 45% common equity and 55% debt. The credit rating for senior secured debt of PSNH is BBB+ by Standard and Poor's and A3 by Moody's.

Yankee Energy System, Inc. ("YES")

     As of March 31, 2003, YES's consolidated capitalization consisted of 78.1% common equity and 21.9% debt. YES is not currently rated by Standard and Poor's, Moody's or Fitch.

Yankee Gas Services Company ("Yankee Gas")

     As of March 31, 2003, Yankee Gas' consolidated capitalization consisted of 77.3% common equity and 22.7% of debt. Yankee Gas is not currently rated by Standard and Poor's, Moody's or Fitch."


B.  Item 5 is restated in its entirety as follows:

                             "ITEM 5
                            PROCEDURE

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.2. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but not later than June 30, 2003 as that is the date the Prior Order expires. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

OTHER MATTERS

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 60% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2003 ($744.9 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
          Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2003 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2000
                         (thousands
                          of dollars)                    %

Common shareholders' equity   $2,365,854               36.9
Preferred stock                  277,700                4.3
Long-term and short-term debt  3,768,353               58.8

                              $6,411,907              100.0

5. The consolidated capitalization ratios of NU as of March 31,2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                         As of March 31, 2003
                         (thousands
                          of dollars)                      %

Common shareholders' equity   $2,229,564                 33.4
Preferred stock                  116,200                  1.7
Long-term and short-term debt  2,475,181                 37.1
Rate Reduction Bonds           1,856,411                 27.8

                              $6,677,356                100.0

If Rate Reduction Bonds are excluded, the consolidated capitalization ratio of NU as of March 31, 2003 is as follows:

                              As of March 31, 2003
                         (thousands
                         of dollars)                      %

Common shareholders' equity   $2,229,564                46.2
Preferred stock                  116,200                 2.4
Long-term and short-term debt  2,475,181                51.3

                              $4,820,945               100.0%

6. NGC has made a positive contribution to earnings by contributing $134.3 million in revenues in the 12-month period ending March 31, 2003 and net income of $33.6 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity."


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

June 30, 2003

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
North Atlantic Energy Corporation
Holyoke Water Power Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E. S. Boulos Company
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
Yankee Energy Financial Services Company
Yankee Energy Services Company
NorConn Properties, Inc.



     By:       /s/ Gregory B. Butler
     Name:     Gregory B. Butler
               Title: Vice President, Secretary and General Counsel
                 Northeast Utilities Service Company as Agent for
                  all of the above-named Applicants


-----------------------------------------------------------------
----------------------------------------------------------

<FN1>     In Holding Co. Act Release No. 35-27147 (March 7,
2000), the Commission noted that NU, CL&P, WMECO and PSNH would all be below the Commission's benchmark of 30% common equity-to-total capitalization ratio if Rate Reduction Bonds expected to be issued were included in the calculation. The Commission found that because of the exceptional circumstance of the state's restructuring legislation, the following representations mitigated the fact that the utilities were below the 30% test:
(1) that CL&P, PSNH and WMECO had investment grade ratings of BBB-or better; (2) that CL&P, PSNH and WMECO's financial integrity would not be impaired by the payment of dividends; (3) that CL&P, PSNH and WMECO have and will continue to have, following the consummation of the transactions, adequate cash and access to working capital facilities to meet and support their normal business operations; and finally (4) that it is in the public's interest because both investors and consumers benefited. See also Holding Co. Act. Release No. 35-27529 (May 11, 2002).

<FN2>     Id.

-----------------------------------------------------------------
------------------------------------------------------------